UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14f OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

SHENTANG INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Nevada	000-55973	83-0610554
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

House 1E1, Zhuoyue Weigang North

Nanshan District, Shenzhen, P.R. China 518000

 (Address of principal executive offices)

(+86) 138-2887-0006

(Registrant’s telephone number, including area code)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record as of the close of business on April 29, 2020 of the common stock of Shentang International, Inc., a Nevada corporation (the “Registrant”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Securities and Exchange Commission Rule 14f-1. This Information Statement will be first mailed to the Company’s stockholders on or about May 5, 2020.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INFORMATION STATEMENT

This statement pursuant to Section 14(f) of the Exchange Act (the “Statement”) is being circulated to the shareholders of Shentang International, Inc., a Nevada corporation, in connection with a purchase and sale transaction described more fully below, which resulted in a change of control of the Company. Shentang International, Inc. (hereinafter the “Company” or “Registrant”) is a reporting company pursuant to the Exchange Act.

ACQUSITION

On April 29, 2020, the Registrant entered into and closed the transaction contemplated by a stock purchase agreement (the “Stock Purchase Agreement”) between the Registrant, Plentiful Limited, a Samoan company (the “Purchaser”), and Custodian Ventures, LLC, a Wyoming limited liability company (the “Principal”) controlled by David Lazar, an individual (collectively, the “Seller”), the controlling shareholder of the Company. Pursuant to the Stock Purchase Agreement, the Purchaser purchased (the “Acquisition”) 10,000,000 shares (the “Shares”) of the Registrant’s preferred stock, par value $0.001 per share, from the Seller for $240,000, or $0.024, per share. The Shares represent approximately 98% of the Registrant’s outstanding voting power as of the closing. Upon the closing, $225,000 was paid to Principal, and the balance of $15,000 will be paid once the Company’s common stock has received full DTC eligibility approval, subject to the condition that such approval must be obtained by June 5, 2020, or a later date as agreed by Purchaser. Accordingly, as a result of the transaction, the Purchaser became the controlling shareholder of the Registrant.

The Stock Purchase Agreement will be included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) to be filed on or about May 4, 2020.

CHANGE IN MAJORITY OF DIRECTORS

In connection with the Acquisition, the Registrant’s sole director, David Lazar, resigned as Chief Executive Officer and appointed a new chief executive officer for the Registrant, Lei Xu.  Mr. Lazar has agreed to resign as a director and has appointed Ms. Xu as a second director. The resignation of Mr. Lazar as a director will be effective upon the conclusion of the 10-day period (the “10-day Period”) that will follow the date on which this Schedule 14f-1 was filed with the Commission and transmitted to the Registrant’s stockholders of record. This Schedule 14f-1 will be mailed to the stockholders on or about May 5, 2020. The 10-day Period is expected to conclude on or about May 15, 2020.

Further information about the Registrant’s new executive officer and director may be found below in the section titled “Executive Officers and Directors” in this Schedule 14f-1.

INFORMATION REGARDING THE COMPANY

Please read this Information Statement carefully. It describes the general terms of the Acquisition and contains certain biographical and other information concerning the Registrant’s new executive officer and director of the Registrant as a result of the Acquisition. Additional information about the Acquisition will be provided in the Company’s Current Report on Form 8-K to be filed on or about May 4, 2020, four business days after the consummation of the Acquisition. All of the Registrant’s filings and exhibits thereto, may be obtained on the Commission’s website at www.sec.gov.

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information, as of the filing date of this Schedule 14f-1, regarding the persons who will serve as the Registrant’s executive officers and directors, including their age:

Name	Age	Position
Lei Xu	36	Director, Chief Executive Officer,
		Chief Financial Officer, President, Secretary and Treasurer

David Lazar	29	Director(1)

(1)	Mr. Lazar served as an officer of the Company only until the consummation of the Acquisition; Mr. Lazar will serve as a Director only until the completion of the 10-day Period.

Lei Xu. Ms. Xu will serve as the sole officer and director of the Company as of and following the completion of the 10-day Period. Ms. Xu has been a director of Plentiful Limited since October 2018. Prior to joining Plentiful Limited, Ms. Xu was a director at AMTT Digital Service from 2015 to 2018. Ms. Xu holds a bachelor’s degree from The Open University of China.

David Lazar. Mr. Lazar has been CEO and Chairman of the Company since May 16, 2018. Mr. Lazar is a private investor with business experience. Mr. Lazar has been a partner at Zenith Partners International since 2013, where he specializes in research and development, sales and marketing. From 2014 through 2015, Mr. Lazar was the Chief Executive Officer of Dico, Inc., which was then sold to Peekay Boutiques. Since February of 2018, Mr. Lazar has been the managing member of Custodian Ventures, LLC, where he specializes in assisting distressed public companies. Since March 2018, Mr. Lazar has acted as the managing member of Activist Investing LLC, which specializes in active investing in distressed public companies. Mr. Lazar has a diverse knowledge of financial, legal and operations management, public company management, accounting, audit preparation, due diligence reviews and SEC regulations. Mr. Lazar is also the sole officer and director of Melt, Inc. and Zhongchai Machinery, Inc., both of which are blank check companies. Mr. Lazar’s other expertise includes early stage company capital restructuring, debt financing, capital introductions, and mergers and acquisitions.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT DISCLOSURE

As of the filing of this Schedule 14f-1, the Registrant does not have a separately designated standing audit committee. Accordingly, the Registrant has not appointed an audit committee financial expert.

RISK OVERSIGHT PROCESS

Prior to the filing of this Schedule 14f-1, David Lazar served as the sole member of the Registrant’s board of directors. Following completion of the 10-day Period, Lei Xu will serve as the sole member of the Registrant’s board of directors. Since the Registrant is not currently conducting any business, the Registrant’s leadership structure is appropriate.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There were no related party transactions involved in this acquisition.

As of the filing of this Schedule 14f-1, the Registrant does not have a written policy setting forth the policies and procedures for the review and approval or ratification of related-person transactions.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Registrant’s officers, directors, and persons who beneficially own more than 10% of the Registrant’s common stock to file reports of ownership and changes in ownership with the Commission. These reporting persons also are required to furnish the Registrant with copies of all Section 16(a) forms they file. Based solely on the Registrant’s review of these reports or written representations from certain reporting persons, during the fiscal year ended December 31, 2019, and during the current fiscal year, the Registrant believes that filing requirements applicable to the Registrant’s officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were not met as the previous sole officer and director of the Company did not file a Form 3.

LEGAL PROCEEDINGS

The Registrant is not aware of any legal proceedings in which any proposed director, executive officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Registrant, or any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Registrant or has a material interest adverse to the Registrant.

EMPLOYMENT AGREEMENTS AND COMPENSATION ARRANGEMENTS

As of the filing of this Schedule 14f-1, the Registrant does not pay its directors for attending meetings of the board of directors and does not have any standard arrangements pursuant to which directors are compensated for any services provided as a director or for committee participation or special assignments.

As of the filing of this Schedule 14f-1, the Registrant has not entered into any employment agreements with, has not paid any compensation to and has not entered into any change-in-control arrangements with any of the persons who serve as the Registrant’s executive officer.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Registrant’s authorized capital stock consists of 990,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. Immediately prior to the closing of the Acquisition, the Registrant had 20,000,000 shares of common stock and 10,000,000 shares of preferred stock issued and outstanding. The Registrant’s common stock and preferred stock have different voting rights whereby one share of common stock is entitled to one (1) vote and one share of preferred stock is entitled to one hundred (100) votes.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth the beneficial ownership of our capital stock as of April 29, 2020 by (1) all of our directors and executive officers, individually, (2) all of our directors and executive officers, as a group, and (2) all persons who beneficially own more than 5% of our outstanding common stock and preferred stock, respectively.

The beneficial ownership of each person was calculated based on 30,000,000 shares of our capital stock issued and outstanding immediately prior to and after the Acquisition. “Beneficial ownership” means more than ownership in the usual sense as set forth under the rules of the Exchange Act. For example, a person has beneficial ownership of a share not only if the person owns it in the usual sense, but also if the person has the power to vote, sell or otherwise dispose of the share.

Beneficial ownership also includes the number of shares that a person has the right to acquire within 60 days of April 29, 2020 pursuant to the exercise of options or warrants or the conversion of notes, debentures or other indebtedness, but excludes stock appreciation rights. Two or more persons might count as beneficial owners of the same share. Unless otherwise noted, the address for David Lazar is c/o Shentang International, Inc., 3445 Lawrence Avenue, Oceanside, NY 11572, and the address for Lei Xu is c/o Shentang International, Inc., House 1E1, Zhuoyue Weigang North, Nanshan District, Shenzhen, P.R. China 518000.

	Prior to the Acquisition				Following the Acquisition
	Amount and Nature of Beneficial Ownership			Percent of Aggregate	Amount and Nature of Beneficial Ownership			Percent of Aggregate
Name of Beneficial Owner	Common Stock	Preferred Stock	Percent of Class	Voting Power	Common Stock	Preferred Stock	Percent of Class	Voting Power
Directors and Executive Officers
Lei Xu	-	-	*	*	-	10,000,000	100%	98%
David Lazar	-	10,000,000	100%	98%	-	-	*	*
All officers and directors as a group	-	10,000,000	100%	98%	-	10,000,000	100%	98%
5% Beneficial Owners
Feng Bing	1,400,000	-	7%	*	1,400,000	-	7%	*
Zhongmin Chen	7,056,000	-	35.28%	*	7,056,000	-	35.28%	*
Rong Li	2,000,000	-	10%	*	2,000,000	-	10%	*
Shaoping Lu	1,730,000	-	8.65%	*	1,730,000	-	8.65%	*

*	Less than 1%.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SHENTANG INTERNATIONAL, INC.

Dated: April 29, 2020	By:	/s/ David Lazar
Name: David Lazar
Title: President

EXHIBIT INDEX

Exhibit No.	Description
10.1	Stock Purchase Agreement dated as of April 29, 2020 between Registrant, Principal and Purchaser (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K as filed with the Commission on May 4, 2020).